OKB



16014884

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

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| SEC FILE NUMBER |
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| 8-53580 |



**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 Brickell Ave., Suite 1420
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Co. LLC
(Name - *if individual, state last, first, middle name)*

9300 S. Dadeland Boulevard (Address) Miami (City) FL (State) 33156 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OKB

# OATH OR AFFIRMATION

I, Cesar Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public


MARCELA CORTAZAR
Notary Public, State of Florida
Commission# FF 137760
My comm. expires June 30, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**GLOBAL STRATEGIC INVESTMENTS, LLC**

**CONTENTS:**

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Members
Global Strategic Investments, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Global Strategic Investments, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida
March 8, 2016

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

**Global Strategic Investments, LLC**
**Statement of Financial Condition**
**December 31, 2015**

| | |
|---|---|
| **Assets** | |
| Cash | $ 155,234 |
| Receivable from broker-dealers and clearing organizations | 7,614 |
| Deposits with clearing organizations | 1,100,000 |
| Receivables from affiliates | 77,924 |
| Furniture, equipment and leasehold improvements, net | 53,980 |
| Prepaid expenses and other assets | 187,802 |
| **Total Assets** | $1,582,554 |
| | |
| **Liabilities and Members' Equity** | |
| Liabilities: | |
| Commissions payable | $ 196,330 |
| Payable to broker-dealers and clearing organizations | 203,589 |
| Note payable to FINRA | 143,085 |
| Accounts payable and accrued expenses | 88,814 |
| | 631,818 |
| Commitments and Contingencies (Notes 7 and 9) | |
| Members' equity | 950,736 |
| **Total Liabilities and Members' Equity** | $1,582,554 |

The accompanying notes are an integral part of this financial statement

## 1. ORGANIZATION

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

**Government and Other Regulation**
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

**Cash**
The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

**Fair Value of Financial Instruments**
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 7. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

**Securities Transactions**
Revenues for executing customer securities transactions and proprietary securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

**Clearing Arrangements**
The Company has clearing agreements with Apex Clearing Corporation and Cor Clearing (the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the respective clearing agreements, the Company is required to maintain a deposit of $1,000,000 with the Apex Clearing and $100,000 with Cor Clearing.

**Securities owned, at Fair Value**
Securities owned are valued at fair value, which is the value net of unrealized appreciation or depreciation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Furniture, Equipment and Leasehold Improvements**
Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts.

**Use of Estimates**
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

**Income Taxes**
The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2012.

## 3. SALE OF COMPANY ASSETS

On November 2, 2015, Southern Trust Securities, Inc., a Florida corporation (the "Buyer") and the Company entered into an Asset Purchase Agreement, whereby the Buyer shall issue and deliver to the Company 53,726,000 shares of Buyer's common stock in exchange for certain assets of the Company. The aforementioned shares will be voting shares, free and clear of any encumbrances and without subordination to any other type of shares issued and outstanding by the Buyer.

The consummation of the transaction contemplated by this agreement is subject to, and shall take place after, FINRA approves such transaction. As of the date of this financial statement, such approval has not been received. While no assurance can be given that such approval shall be received, management does not believe such assurance shall not be received.

## 4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2015:

| | |
|---|---|
| Office Equipment | $ 62,582 |
| Furniture and Fixtures | 47,637 |
| Leasehold Improvements | 7,773 |
| | 117,992 |
| Less: accumulated depreciation and amortization | (64,012) |
| | $ 53,980 |

## 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital equal to the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined, and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At December 31, 2015, the Company's Net Capital was $659,466 and the Required Net Capital was $100,000. At December 31, 2015, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.96 to 1.

## 6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to respective clearing agreements, the Company is required to maintain a certain minimum capital with the Clearing Brokers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with the Clearing Brokers' requirements for obtaining collateral from customers. At December 31, 2015, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2015, the Company had $7,614 due from broker-dealers and clearing organizations and $203,589 due to broker-dealers and clearing organizations. Additionally, at December 31, 2015, the Company had $1,100,000 in deposits with clearing organizations.

## 7. FAIR VALUE MEASUREMENTS

**Fair Value Measurements**
The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ( "ASU 820"), establishes a framework for measuring fair value, and establishes a fair value hierarch which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

**Determination of Fair Value**
The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

**Fair Value Measurements**
For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

**Items Measured at Fair Value**
The Company does not have any financial assets or liabilities that are measured at fair value on a recurring or non-recurring basis as of December 31, 2015.

## 8. COMMITMENTS AND CONTINGENCIES

**Operating Leases**
The Company is obligated under non-cancelable operating leases for office equipment through 2016, and office facilities through 2021. Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2015 are as follows:

| Years ending December 31, | |
|---|---|
| 2016 | $ 148,336 |
| 2017 | 149,901 |
| 2018 | 154,390 |
| 2019 | 159,019 |
| Thereafter | 418,070 |
| | $1,029,716 |

**Regulatory**
The Company is currently involved in a regulatory matter with FINRA. Management believes that the Company has taken all the necessary steps to respond to this matter and believes the ultimate outcome will have no material adverse effect on the financial statements.

**Litigation**
The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition.

## 9. RELATED PARTY TRANSACTIONS

The Company has relationships with affiliated companies through common ownership. At December 31, 2015, the balance due from these and other affiliates was $77,924, and is included in the accompanying Statement of Financial Condition. In addition, at December 31, 2015, the Company has $125,272 in commissions payable to certain affiliates.

## 10. REGULATORY SETTLEMENT

During the year ended December 31, 2015 the Company entered into a settlement agreement with FINRA for $200,000. This settlement resulted from a disciplinary proceeding with respect to certain matters alleged by FINRA. The settlement is being paid in equal monthly payments of $5400, including interest, and will continue until May 2018.

## 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 8, 2016, the date this financial statement was available to be issued, and has determined that no additional disclosures are necessary.

# GLOBAL STRATEGIC INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2015